UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER 001-35176

CUSIP NUMBER 37951D 102

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

Global Eagle Entertainment Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

4553 Glencoe Avenue, Suite 300

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90292

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Global Eagle Entertainment Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”) within the prescribed time period. The Company requires additional time to file the 2016 Form 10-K due to: the Company’s increased size and complexity following its acquisition of Emerging Markets Communications in July 2016, and the effect of that increased size and complexity on its financial reporting processes; the Company’s need to transition its finance function after the recent departures of its Chief Executive Officer and Chief Financial Officer and during the pending departure of its Chief Accounting Officer; and the Company’s need to complete additional financial-closing procedures associated with its material weaknesses in internal control over financial reporting.

The Company previously disclosed in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 that it had a material weakness in internal control over financial reporting relating to its lack of a sufficient number of personnel to execute a timely financial close and to properly accumulate certain analyses and reconciliations consistently and in a timely and accurate manner. The Company also previously disclosed in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 that it had additional material weaknesses in internal control over financial reporting in the areas of: the design and operating effectiveness of three Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) components relating to control activities, monitoring activities and information and communication; and accounting for income taxes.

Although the Company has not yet completed its assessment of the effectiveness of its internal control over financial reporting as of December 31, 2016, the Company expects that it will disclose in the 2016 Form 10-K that the Company’s disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2016 due to: (i) material weaknesses that the Company previously reported but has not yet fully remedied; and (ii) additional material weaknesses in internal control over financial reporting in the areas of revenues, license-fee expenses, inventory, internally developed software, goodwill impairment and accounting for business combinations, as well as at the entity level affecting two COSO components relating to control environment and risk assessment. The Company discovered these additional material weaknesses while preparing its financial statements for the fiscal year ended December 31, 2016. The Company is endeavoring to rectify its material weaknesses and to complete all work necessary to file the 2016 Form 10-K as promptly as practicable. Based on its work to date, the Company expects that it will be necessary to implement additional internal controls and procedures and take other remedial actions relating to its material weaknesses before it can finalize and file its 2016 Form 10-K. This process could require substantial time and resources, and the Company’s ongoing review may identify additional material weaknesses or other issues that it must address prior to finalizing the 2016 Form 10-K.

Although the Company is diligently addressing the issues described above, it does not expect to file the 2016 Form 10-K within the time period specified in Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey A. Leddy	(310)	437-6000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its 2016 Form 10-K will reflect the following changes in results of operations as compared to the corresponding prior-year periods:

•	total revenue for the fourth quarter of 2016 at or near the low end of the range of $157 million to $165 million, as compared to $113.2 million for the fourth quarter of 2015; and
•	total revenue for full-year 2016 at or near the low end of the range of $530 million to $538 million, as compared to $426.0 million for full-year 2015.

For the reasons described in Part III above, the Company does not at this time have further information available on its results of operations for the fourth quarter of 2016 or full-year 2016, including information on its net income (loss) for these periods. As such, the Company is not able to provide a reasonable estimate of other metrics relating to its results of operations for these periods.

Certain statements in this Form 12b-25 may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the anticipated timing of the filing of the 2016 Form 10-K and expectations regarding the financial statements to be included therein (including revenue performance). These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable. The Company cautions investors that all such statements involve risks and uncertainties, including the risks that the Company may need additional resources and time to complete and file the 2016 Form 10-K and that in finalizing the 2016 Form 10-K the Company may need to revise the financial-performance information included herein, as well as the other risks included in the Company’s filings with the Securities and Exchange Commission. Actual results may vary materially from those expressed or implied by the forward-looking statements. The Company assumes no obligation to update forward-looking statements, except as required by law.

Global Eagle Entertainment Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2017	By:	/s/ Jeffrey A. Leddy
Jeffrey A. Leddy
Chief Executive Officer